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                                                                     EXHIBIT 2.2


NORDSON COMPLETES PURCHASE OF EFD
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WESTLAKE, Ohio -October 30, 2000 - Nordson Corporation (Nasdaq-NDSN) today completed the acquisition of EFD, Inc. Nordson purchased the privately held company for $280 million.

EFD is the world's leading producer of precision, low-pressure, industrial dispensing valves and components. The company's valve applicators are used to dispense a variety of fluids, including solder paste, electronic coatings and adhesives, fluxes, inks, paints, sealants, and solvents. EFD's product line is especially well suited for the high-growth electronics and medical product markets and complements many of Nordson's existing businesses.

Headquartered in East Providence, Rhode Island, EFD has annualized revenue exceeding $61 million and more than 280 employees in Rhode Island, the United Kingdom and France.

Nordson Corporation is the world's leading producer of precision dispensing equipment. Nordson systems apply adhesives, sealants and coatings to a broad range of consumer and industrial products during manufacturing operations, helping customers meet quality, productivity and environmental targets. The company also manufactures technology-based systems for curing and surface treatment processes. Headquartered in Westlake, Ohio, Nordson has direct operations in 31 countries and approximately 4,000 employees worldwide. Additional information on Nordson Corporation can be found on the company's Web site, www.nordson.com


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